Rick R. Holley President and Chief Executive Officer Plum Creek Timber Company, Inc. 999 Third Avenue, Suite 4300 Seattle Washington 98104

April 27, 2011

Mr. Daniel L. Gordon, Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3010

Re:	Plum Creek Timber Company, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010

Dear Mr. Gordon:

This letter is submitted on behalf of Plum Creek Timber Company, Inc. (“Plum Creek”) in response to your letter dated April 21, 2011 (“Comment Letter”) concerning Plum Creek’s Form 10-K Annual Report for the Year Ended December 31, 2010 (“Form 10-K”). Plum Creek’s response to the Comment Letter along with certain requested acknowledgements are hereby submitted below.

1.	In future filings including amendments please remove the title of the certifying officer(s) in the salutation of your certifications. Please ensure that the certifications are in the exact form prescribed in Item 601(B)(31) of Regulation S-K.

Response: Plum Creek hereby confirms that, in future Plum Creek filings and any amendments to such filings that require the certificates prescribed by Item 601(b)(31) of Regulation S-K, the certifying officer’s title will not appear in the salutation section of the certificates. Plum Creek hereby also confirms that it will ensure that the certificates are in the exact form prescribed by Item 601(b)(31) of Regulation S-K.

In addition to the foregoing response to the Comment Letter, Plum Creek hereby acknowledges that:

•	Plum Creek is responsible for the adequacy and accuracy of the disclosure in its Form 10-K;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10-K; and

•	Plum Creek may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please contact Jose J. Quintana, our Assistant General Counsel, at (206) 467-3694.

Sincerely,

/s/ Rick R. Holley
Rick R. Holley
President and Chief Executive Officer
Plum Creek Timber Company, Inc.

cc: William H. Demarest IV